UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES ACT OF 1934

(Amendment No. 1 )
________________________
EMERALD DAIRY INC.

(Name of small business issuer in its charter)

Warrants to Purchase Common Stock
Having An Exercise Price of $0.94, $1.50, $2.04 and $3.26 Per Share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Shu Kaneko
Chief Financial Officer
11990 Market Street, Suite 205
Reston, Virginia 20190
Tel: (703) 867-9247
Fax: (678) 868-0633
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________________

With a copy to:

Jeffrey A. Rinde, Esq. Hodgson Russ, LLP 1540 Broadway, 24th Floor New York, NY 10036 Tel: (212) 751-4300 Fax: (212) 751-0928

CALCULATION OF FILING FEE:

Transaction Valuation (1)	Amount of Filing Fee (2)
$3,674,802	$145.00

(1)
Estimated for purposes of calculating the amount of the filing fee only. Underlying value of transaction computed pursuant to Exchange Act Rule 0-11(b)(2) and 0-11(a4). Because there is no market for the securities, the value has been based upon the book value of the common stock of the Company, $0.46.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $145.00
Form or Registration No.: Schedule TO-I File No. 5-83204
Filing Party: Emerald Dairy Inc.
Date Filed: April 24, 2008

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

This Amendment No. 1 to Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2008, by Emerald Dairy, Inc. Emerald Dairy has made an offer to holders of all currently outstanding warrants to purchase shares of the Company’s common stock, par value $.001 per share (“Common Stock”), the opportunity to voluntarily amend their warrants upon the terms and subject to the conditions described in the Offer to Amend and Exchange and the related Election Form attached to Schedule TO as Exhibits (a)(1) and (a)(4), respectively. As of April 24, 2008, there were outstanding: (i) warrants to acquire 373,334 shares of Common Stock at an exercise price of $0.94 per share, (ii) warrants to acquire 1,333,333 shares of Common Stock at an exercise price of $1.50 per share, (iii) warrants to acquire 1,374,230 shares of Common Stock at an exercise price of $2.04 per share, and (iv) warrants to acquire 4,907,973 shares of Common Stock at an exercise price of $3.26 per share, upon the terms and subject to the conditions set forth in the Offer to Amend and Exchange Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Amend and Exchange.

Items 1 through 9 and 11

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Amend and Exchange, are hereby amended and supplemented as follows:

     The Expiration Date of the Offer has been extended to Midnight Eastern Time, on Monday July 28, 2008. In order to reflect the extension of the Expiration Date of the Offer, “May 28, 2008” shall hereby be replaced in the Offer to Amend and Exchange, as appropriate, with “July 28, 2008”.

Item 10 Financial Statements

The financial statements included as Item 7 in Emerald Dairy’s Annual Report on Form 10-KSB for the annual period ending December 31, 2007, are incorporated herein by reference.

Item 12. Exhibits

Exhibit 99.(a)(1) is amended (i) to delete all references to the expiration date of the offer as May 28, 2008 and to replace such date with “July 28, 2008”, (ii) to delete in its entirety, section 16, entitled “Forward Looking Statements” and (iii) to delete in its entirety the paragraph with the heading “IRS Circular 230”, which is a part of section 13 entitled “Certain Material United States Federal Income Tax Consequences”.

 All references to “May 28, 2008” as the expiration date of the offer in Exhibits 99.(a)(2) through (4) incorporated by reference as Exhibits to the Schedule TO are hereby replaced with “July 28, 2008”.

*99.(a)(1)	Offer to amend and exchange

*99.(a)(2)	Cover letter to warrant holders

*99.(a)(3)	Instructions to warrant holders

*99.(a)(4)	Election Form

*99.(a)(5)	Withdrawal Form

** 99.(a)(6)	Press Release announcing extension of Tender Offer

**99.(a)(7)	Letter to warrant holders regarding amendment of Tender Offer

9

*	Previously filed.
**	Filed herewith

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERALD DAIRY, INC.

/s/.

Shu Kaneko
(Name)

May 28, 2008
(Date)

EXHIBIT INDEX

*99.(a)(1)	Offer to amend and exchange

*99.(a)(2)	Cover letter to warrant holders

*99.(a)(3)	Instructions to warrant holders

*99.(a)(4)	Election Form

*99.(a)(5)	Withdrawal Form

** 99.(a)(6)	Press Release announcing extension of Tender Offer

**99.(a)(7)	Letter to warrant holders regarding amendment of Tender Offer

9

*	Previously filed.
**	Filed herewith